GRASIM
ADITYA BIRLA GROUP

82-3322

SUPPL

By Air Mail

03003486

03 FEB -3 AM 7:21

January 14, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Monday, the 27th January, 2003 interalia to take on record the unaudited financial results (provisional) for the quarter ended 31st December, 2002.

This is for your information.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL